WKL # 82-2850

White Knight Resources Ltd.

02 FEB 22 AM 8:50

02015321

SUPPL

NEWS RELEASE
January 25, 2002
NR#02-01

Vancouver, British Columbia -- White Knight Resources Ltd. (CDNX - WKR).

White Knight Resources Ltd. has acquired 5,540 acres in four separate areas within the gold rich Battle Mountain – Eureka Trend. The following briefly describes each project area and the impetus for staking.

Slaven Canyon Prospect

This property is located in the northern Shoshone Range, approximately 14 miles southeast of Battle Mountain and 3 miles southwest of Newmont's Mule Canyon Mine. The Company staked 51 claims which cover a drill defined gold resource of approximately 70,000 ounces (1.6 million tons @0.043 opt gold – calculated by Alta Gold). This pod of gold mineralization measures about 2,400 feet EW by 300 feet to 500 feet NS. Mineralization is open on the east and west ends and down dip. The resource is shallow, flat dipping and mostly oxide hosted in Upper Plate siliciclastic rocks. Select drill intercepts include:

Interval (feet)	Gold (opt)
60	0.059
35	0.096
60	0.052
100	0.049
40	0.050
45	0.063
25	0.083

PROCESSED
MAR 05 2002
P THOMSON FINANCIAL

A second area of gold mineralization occurs on the northern portion of the claims. The primary exploration target is a buried Carlin-type gold deposit in Lower-Plate carbonate rocks. Select drill hole intercepts from here include:

Interval (feet)	Gold (opt)
25	0.066
25	0.054
10	0.063

Gold Bar Horst Prospect

This property lies along the southwest flank of the Roberts Mountains, adjacent to the Gold Bar Mine. The Company acquired 127 claims in 2 blocks adjacent to a small residual holding retained by Atlas Exploration covering the Gold Bar Mine and mill facility. The claims are staked over the projection of a NW trending horst (uplift) of Devonian Lower Plate carbonates which hosted the past producing Gold Bar deposit (4.36 million tons grading 0.086 opt gold). Gold mineralization on the White Knight claims is present under Quaternary gravels. A hundred foot thick intercept of jasperoid with anomalous gold values (up to 150ppm gold) was intersected in a previous drill campaign. Similar jasperoid occurs peripheral to the Gold Bar deposit.

dw 2/25

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com

Cottonwood Prospect

White Knight recently staked 52 claims at the Headwaters of Cottonwood Creek in central Roberts Mountains, 5 miles northeast of the Gold Bar Mine and adjacent to the Gold Canyon Mine. The claims cover the intersection of a major NNW trending window-bounding fault and a belt of gold mineralization that extends over 5 miles from the Gold Pick deposit on the east, to the Gold Canyon deposit on the west. The Gold Canyon Mine lies only 1500 feet east of the Company's claims. Gold Canyon produced 41,000 ounces of gold from a mineable reserve estimated at 2.5 million tons @ 0.056 opt (140,000 oz gold). A small deposit (approximately 30,000 oz gold) has been partially drilled off on the Cottonwood property at Pot Canyon which is still open for expansion in two directions. Some of the more significant intercepts from previous drilling at Pot Canyon include:

Interval (feet)	Gold (opt)
80	0.049
125	0.022
130	0.029

Hunter Prospect

The Company staked 46 claims in the southeastern Roberts Mountains, 3 miles southeast of the Gold Pick deposit and 8 miles east of the Gold Bar deposit. Gold and toxic element enriched jasperoids are abundant over a one mile strike length of NNW trending fault swarm. The primary target is a drift covered area to the west and northwest where several gold bearing structures coalesce. Significant drill intercepts from previous drilling include:

Interval (feet)	Gold (opt)
45	0.045
20	0.031
15	0.044
25	0.021 with an additional 10 feet @ 0.031

Management continues to focus on gold exploration opportunities in north central Nevada.

On Behalf of the Board of Directors,

WHITE KNIGHT RESOURCES LTD.

"John M. Leask"

John M. Leask, Chairman and President

#82-2850

White
Knight
Resources Ltd.

FIRST QUARTER REPORT
FOR THE
THREE MONTH PERIOD ENDED
SEPTEMBER 30, 2001

White Knight Resources Ltd.
CONSOLIDATED BALANCE SHEET
(Unaudited - prepared by management)
As at September 30 – *Canadian Funds*

Schedule A
Statement 1

	2001	2000
ASSETS		
Current		
Cash	$ 500,632	$ 644,383
Accounts receivable	2,470	309,001
Promissory note	78,417	
Deposits and prepaid expenses	9,193	13,711
	590,712	967,095
Mineral properties	1,610,746	1,976,892
Deferred exploration costs	913,413	934,780
Reclamation bonds	242,275	231,025
Fixed assets (net of accumulated depreciation)	40,275	67,172
	$ 3,397,421	**$ 4,176,964**
LIABILITIES		
Current		
Accounts payable & accruals	$ 15,417	$ 9,501
Due to related parties	41,297	45,094
	56,714	54,595
SHAREHOLDERS' EQUITY		
Share Capital		
Issued and fully paid: 26,519,976 (26,519,976) common shares	11,148,171	11,148,171
Deficit	(7,807,464)	(7,025,802)
	3,340,707	4,122,369
	$ 3,397,421	**$ 4,176,964**

Approved by the Board:

John M. Leask
Director

Director

White Knight Resources Ltd. **Statement 2**

CONSOLIDATED STATEMENT OF LOSS & DEFICIT

(Unaudited – prepared by management)

For the period ending Sept 30 – *Canadian Funds*

	2001 Quarter to Date	2001 Year to Date	2000 Quarter to Date	2000 Year to Date
Expenses				
Amortization	$ 1,519	$ 1,519	$ 5,219	$ 5,219
Banking charges & interest	236	236	361	361
Consulting & technical	12,248	12,248	31,431	31,431
General corporate	1,406	1,406	5,920	5,920
Investor relations & shareholder information	182	182	1,217	1,217
Legal	2,293	2,293	2,388	2,388
Management fees	12,000	12,000	12,000	12,000
Rent	2,956	2,956	6,080	6,080
Telephone	1,896	1,896	4,449	4,449
Transfer agent & listing fees	537	537	826	826
Travel & entertainment	1,194	1,194	52	52
Wages & benefits			43,483	43,483
Loss Before Other Items	36,467	36,467	113,426	113,426
Interest	(7,290)	(7,290)	(18,048)	(18,048)
Gain on foreign exchange	(34,742)	(34,742)	(15,363)	(15,363)
Option pymts received (net)	(44,410)	(44,410)	(236,430)	(236,430)
Write-off of exploration costs	48,163	48,163	15,527	15,527
Income For The Period	(1,812)	(1,812)	(140,888)	(140,888)
Deficit – Beginning of Period	7,809,276	7,809,276	7,166,690	7,166,690
Deficit – End of Period	$7,807,464	$7,807,464	$7,025,802	$7,025,802

White Knight Resources Ltd. **Statement 3**

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

(Unaudited – prepared by management)

For the period ending Sept 30 – *Canadian Funds*

	2001		2000	
	Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Provided By (Used In):				
Operating Activities				
Income for the period	$ 1,812	$ 1,812	$ 140,888	$ 140,888
Amortization	1,519	1,519	5,219	5,219
Write-off of exploration costs	48,163	48,163	15,527	15,527
Changes in non-cash working capital				
Decrease (increase) in A/R	132	132	(276,553)	(276,553)
Decrease in deposits & prepaids	231	231	262	262
Increase (decrease) in A/P	7,150	7,150	(220,762)	(220,762)
Decrease in due to related parties	(1,057)	(1,057)	(11,790)	(11,790)
	57,950	57,950	(347,209)	(347,209)
Investing Activities				
Acquisition of mineral properties	(91,125)	(91,125)	(90,383)	(90,383)
Exploration & development costs	(49,960)	(49,960)	(18,164)	(18,164)
Promissory note	(2,976)	(2,976)		
Reclamation bonds	(9,674)	(9,674)	(3,435)	(3,435)
	(153,735)	(153,735)	(111,982)	(111,982)
Financing Activities				
Issuance of share capital				
Net Decrease in Cash	(95,785)	(95,785)	(459,191)	(459,191)
Cash – Beginning Of Period	596,417	596,417	1,103,574	1,103,574
Cash – End Of Period	$ 500,632	$ 500,632	$ 644,383	$ 644,383

White Knight Resources Ltd. *Schedule B
SUPPLEMENTARY INFORMATION
(Unaudited – prepared by management)
For the three months ending Sept 30, 2001 - *Canadian Funds*

1. **Deferred Exploration & Mineral Properties**

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

by Type of Cost	Balance at Jun 30/01	Additions to Sep 30/01	Balance at Sep 30/01
Assays	$ 664,287	$ 1,524	$ 665,811
Consulting	1,901,561	35,803	1,937,364
Drafting & report preparation	358,241	2,341	360,582
Drilling	2,753,845		2,753,845
Field operations	582,349	11,616	593,965
Reclamation	173,772		173,772
Recording	80,079		80,079
Supervision	355,487		355,487
Surveys	310,115	649	310,764
Transportation	91,287		91,287
Trenching & site preparation	368,921		368,921
Recovery	(4,886,208)	(1,973)	(4,888,181)
Write-off	(1,842,120)	(48,163)	(1,890,283)
TOTAL	$ 911,616	$ 1,797	$ 913,413

by Project	Balance at Jun 30/01	Additions to Sep 30/01	Recoveries to Sep 30/01	Write-offs Sep 30/01	Balance at Sep 30/01
Nevada					
New Pass	$ 219,875	$ 1,148	$	$	$ 221,023
Quito	676,260	649			676,909
Squaw Creek		1,973	(1,973)		
General exploration		48,163		(48,163)	
Total Nevada	896,135	51,933	(1,973)	(48,163)	897,932
Canada					
MGM	15,481				15,481
Total Canada	15,481				15,481
TOTAL	$ 911,616	$ 51,933	$ (1,973)	$ (48,163)	$ 913,413

MINERAL PROPERTIES

	Balance at Jun 30/01	Additions to Sep 30/01	Recoveries to Sep 30/01	Write-offs Sep 30/01	Balance at Sep 30/01
Nevada					
Indian Ranch	$ 95,730	$ 13,109	$	$	$ 108,839
New Pass	346,009	23,488			369,497
Quito	452,322	16,638			468,960
Squaw Creek	343,060	36,210			379,270
Total Nevada	1,237,121	89,445			1,326,566
Canada					
MGM	282,500	1,680			284,180
Total Canada	282,500	1,680			284,180
TOTAL	$ 1,519,621	$ 91,125	$	$	$ 1,610,746

2. Related Party Transactions for the Current Fiscal Year-to-Date

Expenditures to non-arms length parties:
Related party transactions: Directors and corporations owned by directors of th Company invoiced $12,000 for management fees, $6,000 for consulting services an $1,875 for administrative services. At September 30, 2001 there is $41,297 payabl to directors and corporations owned by directors of the Company.

3. For the Current Fiscal Year-to-Date
a) *Summary of securities issued:* Nil
b) *Options granted:* Nil

4. As at September 30, 2001
a) *Authorized share capital:* 100,000,000 common shares without par value
b) *Issued and Outstanding:* 26,519,976 $11,148,171
c) *Summary of options, warrants and convertible securities outstanding:*

Options:

Amount	Exercise Price	Expiry Date
75,000	0.10	Oct 2/01
25,000	0.10	Oct 6/02
50,000	0.10	Oct 29/02
637,500	0.10	Jan 13/03
50,000	0.10	Mar 16/04
617,500	0.10	Feb 21/05
1,055,000	0.10	May 14/06
2,510,000		

Warrants:

Amount	Exercise Price	Expiry Date
3,708,132	0.44	Nov 18/01

d) *Number of shares in escrow or subject to a pooling agreement:* Nil

5. *List of directors at November 28th, 2001:*

John M. Leask
Megan M. Cameron-Jones
Brian D. Edgar

The Company continues the quest to generate new high quality projects in Nevada with the intention of seeking further third party option/joint venture arrangements. Several new properties are in the process of being staked through these efforts. The following is a synopsis of recent activities:

Indian Ranch

Assay results have been received from a recently completed Reverse Circulation drill program executed by Kennecott Exploration Company ("Kennecott") on the Indian Ranch property. Exploration entailed geophysical surveys and 13,000 feet of drilling in eleven holes. The most important development was the discovery of significant thicknesses of low grade gold mineralization in an uplifted horst block of Lower Plate carbonate rocks. This horst block is located two miles south of the previously discovered gold mineralization on the property. The following are the results of the five drill holes located in the vicinity of this uplifted block of Lower Plate carbonates.

Drillhole	Interval (feet)	Length (feet)	Gold Grade (oz/ton)
KIR-4	410 to 480	70	0.017
KIR-5	720 to 750	30	0.018
KIR-9			erratic anomalous values over 600 feet of thickness
KIR-10	855 to 895	40	0.008
KIR-11			sporadic anomalous values

Kennecott has terminated the option/joint venture agreement and returned the property to White Knight and Chapleau Resources Ltd. ("Chapleau"). As a result of the termination of Kennecott's agreement, Chapleau's interest in Indian Ranch is diluted to 25%, leaving White Knight with a 75% interest.

Extension of Warrants

The Company extended the exercise term of 3,708,132 warrants by one year. The warrants are exercisable at a price of $0.44 and will now expire on November 18th, 2002.

Investor Relations

Directors and officers of the Company all participate in a limited investor relations program. The Company has no arrangements for external promotional activities. Costs allocated to investor relations are comprised of promotional expenses incurred by directors and officers of the Company.

White Knight Resources Ltd.

Suite 922 - 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462
Facsimile: (604) 681-0180
Website: www.whiteknightres.com
Email: info@whiteknightres.com

SOLICITORS

Catalyst Corporate Finance Lawyers
Suite 1400, 1055 West Hastings Street
Vancouver, BC V6E 2E9

DIRECTORS

John M. Leask, Chairman of the Board and President
Brian D. Edgar
Megan M. Cameron-Jones

REGISTRAR & TRANSFER AGENT

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8

AUDITORS

Davidson & Company
Chartered Accountants
Suite 1270 - 609 Granville Street
Vancouver, BC V7Y 1G6

SHARES ISSUED

26,519,976
Canadian Venture Exchange